SECURITIES EXCHANGE ACT OF 1934
Release No. 68858 / February 7, 2013

ADMINISTRATIVE PROCEEDING
File No. 3-15186

In the Matter of **Law Enforcement Associates Corp.,** **Matrixx Resource Holdings, Inc.,** **Mortgage Assistance Center Corp.,** **MVP Network, Inc.,** **Sino Shipping Holdings, Inc.,** **Sonnen Corp.,** **Superior Oil & Gas Co.,** **Tekoil & Gas Corp.,** **Trend Mining Co., and** **Unico, Inc.,** **Respondents.**	**ORDER MAKING FINDINGS AND** **REVOKING REGISTRATION OF** **SECURITIES PURSUANT TO SECTION 12(j)** **OF THE SECURITIES** **EXCHANGE ACT OF 1934 AS TO SUPERIOR** **OIL & GAS CO.**

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by Superior Oil & Gas Co. ("Superior Oil & Gas" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on January 25, 2013, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order

Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to Superior Oil & Gas Co. ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that[1]:

      1.   Superior Oil & Gas (CIK No. 1216774) is a defaulted Nevada corporation located in Calumet, Oklahoma. At all times relevant to this proceeding, the securities of Superior Oil & Gas have been registered under Exchange Act Section 12(g). As of January 15, 2013, the company's stock (symbol "SIOR") was quoted on OTC Link, had twelve market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

      2.   Superior Oil & Gas has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has not filed any periodic reports with the Commission since the period ended September 30, 2010.

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Exchange Act Section 12(j), registration of each class of Respondent's securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked.

For the Commission, by its Secretary, pursuant to delegated authority.

                                            Elizabeth M. Murphy
                                            Secretary

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[1]The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.